===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549

                     -------------------------------------


                                   FORM 11-K


             [  X  ]      ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1994

                                       OR

           [     ]      TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         EMPLOYEES' THRIFT PLAN OF THE

                         TEXAS UTILITIES COMPANY SYSTEM


                           Commission File No. 1-3591

                     -------------------------------------


                            TEXAS UTILITIES COMPANY


             Energy Plaza, 1601 Bryan Street, Dallas, Texas  75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

===============================================================================

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
FINANCIAL STATEMENTS

     The following statements are furnished for the Plan:

        Statement of Net Assets Available for Benefits,
          December 31, 1994.........................................    1

        Statement of Net Assets Available for Benefits,
          December 31, 1993.........................................    2

        Statement of Changes in Net Assets Available for Benefits,
          for the Year Ended December 31, 1994......................    3

        Statement of Changes in Net Assets Available for Benefits,
          for the Year Ended December 31, 1993......................    4

        Notes to Financial Statements...............................    5

        Supplemental Schedules:

          Schedule of Assets Held for Investment Purposes,
           December 31, 1994........................................   12

INDEPENDENT AUDITORS' REPORT........................................   16


EXHIBITS

     The following exhibit is filed herewith:

        Independent Auditors' Consent...............................   18


EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                   Common        Bond     Interest     Equity      Equity                  Equity
                                                    Stock       Index      Income      Income      Index     Balanced      Growth
                                       Total         Fund        Fund       Fund        Fund        Fund       Fund         Fund
                                    ------------ ------------ ---------- ----------- ----------- ---------- -----------  -----------
ASSETS:
 Investments - at fair value
  (Notes 3 and 4):
  Common Stock of Texas Utilities
   Company........................  $376,067,206 $376,067,206 $       -- $        -- $        -- $       -- $        --  $        --
  Mutual funds....................    71,498,883           --  7,522,604          --  25,329,111  7,113,169  11,444,419   20,089,580
  Guaranteed contracts............    43,254,159           --         --  43,254,159          --         --          --           --
  Money market funds..............     6,061,223      357,044         --   5,704,179          --         --          --           --
  Federal National Mortgage
   Association (FNMA).............     3,890,589           --         --   3,890,589          --         --          --           --
  Participant loans receivable....     3,644,676    1,448,229    157,942     496,456     326,338    219,629     369,074      627,008
                                    ------------ ------------ ---------- ----------- ---------- ----------- -----------  -----------
    Total investments                504,416,736  377,872,479  7,680,546  53,345,383  25,655,449  7,332,798  11,813,493   20,716,588
 Cash.............................       186,439      179,944         --          --          --        135          --        6,360
 Contributions receivable from
  Employer-corporations...........     3,725,694    1,902,701    124,228     428,580     323,922    173,679     244,266      528,318
 Dividends receivable.............    10,633,250   10,633,250         --          --          --         --          --           --
 Interest receivable..............        35,583        9,189         --      26,394          --         --          --           --
                                    ------------ ------------ ---------- ----------- ---------- ----------- -----------  -----------
   Total assets...................   518,997,702  390,597,563  7,804,774  53,800,357  25,979,371  7,506,612  12,057,759   21,251,266

LIABILITIES:
 Note payable (Note 3)............   250,000,000  250,000,000         --          --          --         --          --           --
 Accrued interest payable.........     5,654,375    5,654,375         --          --          --         --          --           --
                                    ------------ ------------ ---------- ----------- ---------- ----------- -----------  -----------
   Total liabilities..............   255,654,375  255,654,375         --          --          --         --          --           --
                                    ------------ ------------ ---------- ----------- ---------- ----------- -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS.  $263,343,327 $134,943,188 $7,804,774 $53,800,357 $25,979,371 $7,506,612 $12,057,759  $21,251,266
                                    ============ ============ ========== =========== ========== =========== ===========  ===========

                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993
- --------------------------------------------------------------------------------

                                                       Bond     Interest     Equity     Equity                 Equity    Unallocated
                                          Common       Index     Income      Income     Index      Balanced    Growth     Assets --
                             Total        Stock        Fund       Fund        Fund       Fund        Fund       Fund        SESCO
                          ------------ ------------ ---------- ----------- ----------- ----------  ---------- ----------- ----------
ASSETS:
 Investments - at fair
  value (Notes 3 and 4):
  Common Stock of Texas
   Utilities Company..... $482,991,911 $482,991,911 $       -- $        -- $        -- $       -- $        -- $        -- $       --
  Mutual funds...........   58,433,516           --  6,412,635          --  22,268,584  4,965,861  10,046,850  14,739,586         --
  Guaranteed contracts...   44,031,971           --         --  44,031,971          --         --          --          --         --
  Money market funds.....    8,031,404      484,549         --     826,243          --         --          --          --  6,720,612
  Participant loans
   receivable............      511,153      178,411     26,352      67,012      48,661     37,901      53,690      99,126         --
                          ------------ ------------ ---------- ----------- ----------- ----------  ---------- ----------- ----------
    Total investments....  593,999,955  483,654,871  6,438,987  44,925,226  22,317,245  5,003,762  10,100,540  14,838,712  6,720,612
 Cash....................      347,253      185,069          5     145,840       4,027          3       7,962       4,347         --
 Contributions receivable
  from Employer-
  corporations...........    2,755,310    1,023,712    145,284     397,298     261,912    166,099     278,572     482,433         --
 Dividends receivable....    9,855,435    9,855,435         --          --          --         --          --          --         --
 Interest receivable.....        9,102        8,852         --         250          --         --          --          --         --
                          ------------ ------------ ---------- ----------- ----------- ----------  ---------- ----------- ----------
   Total assets..........  606,967,055  494,727,939  6,584,276  45,468,614  22,583,184  5,169,864  10,387,074  15,325,492  6,720,612
LIABILITIES:
 Note payable (Note 3)...  250,000,000  250,000,000         --          --          --         --          --          --         --
 Accrued interest payable    5,654,375    5,654,375         --          --          --         --          --          --         --
                          ------------ ------------ ---------- ----------- ----------- ----------  ---------- ----------- ----------
   Total liabilities.....  255,654,375  255,654,375         --          --          --         --          --          --         --
                          ------------ ------------ ---------- ----------- ----------- ----------  ---------- ----------- ----------
NET ASSETS AVAILABLE
 FOR BENEFITS............ $351,312,680 $239,073,564 $6,584,276 $45,468,614 $22,583,184 $5,169,864 $10,387,074 $15,325,492 $6,720,612
                          ============ ============ ========== =========== =========== ========== =========== =========== ==========

               See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                                  Bond       Interest    Equity       Equity                    Equity   Unallocated
                                    Common        Index       Income     Income       Index      Balanced       Growth    Assets --
                       Total         Stock        Fund         Fund       Fund         Fund        Fund         Fund        SESCO
                   ------------  -------------  ---------  ----------- -----------  ----------  -----------  ----------  -----------
NET ASSETS AVAILABLE
 FOR  BENEFITS,
 BEGINNING OF
 YEAR............. $351,312,680  $239,073,564  $6,584,276  $45,468,614 $22,583,184  $5,169,864  $10,387,074  $15,325,492 $6,720,612

ADDITIONS
 (REDUCTIONS):
 Income:
   Dividends......   39,835,470    35,490,230     474,721           --   2,382,317     241,995      345,998      900,209         --
   Interest:
    Investments...    3,849,474        61,372          --    3,788,102          --          --           --           --         --
    Loans.........      131,833        50,777       5,585       18,944      13,773       7,699       10,849       24,206         --
                   ------------  ------------  ----------  ----------- -----------  ----------  -----------  ----------- ----------
      Total
       income.....   43,816,777    35,602,379     480,306    3,807,046   2,396,090     249,694      356,847      924,415         --

 Contributions:
   Participating
    employees'
    savings.......   34,662,008    11,869,239   1,693,673    5,075,508   3,885,922   2,166,789    3,317,053    6,653,824         --
   Employer-
    corporations
    (less forfeit-
    ures of
    $84,265)......    7,761,346     7,761,346          --           --          --          --           --           --         --
                   ------------  ------------  ----------  ----------- -----------  ----------  -----------  ----------- ----------
     Total
      contribu-
      tions.......   42,423,354    19,630,585   1,693,673    5,075,508   3,885,922   2,166,789    3,317,053    6,653,824         --

 Net appreciation
  (depreciation)
  in fair value
  of investments.. (130,695,901) (125,125,172)   (631,415)          --  (2,340,764)   (169,729)    (940,999)  (1,487,822)        --
                   ------------  ------------  ----------  ----------- -----------  ----------  -----------  ----------- ----------
     Total
      additions
      (reductions). (44,455,770)  (69,892,208)  1,542,564    8,882,554   3,941,248   2,246,754    2,732,901    6,090,417         --

DEDUCTIONS:
 Distributions to
  withdrawing
  participants....   18,560,713    11,741,640     419,043    3,694,045   1,375,137     252,273      396,041      682,534         --
 Interest expense
  and other fees
  (Note 3)........   24,952,870    24,867,309          --       85,561          --          --           --           --         --
                   ------------  ------------  ----------  ----------- -----------  ----------  -----------  ----------- ----------
     Total
      deductions..   43,513,583    36,608,949     419,043    3,779,606   1,375,137     252,273      396,041      682,534         --

TRANSFERS FOR
 REINVESTMENTS
  --  Net.........           --     2,370,781      96,977    3,228,795     830,076     342,267     (666,175)     517,891 (6,720,612)
                   ------------  ------------  ----------  ----------- -----------  ----------  -----------  ----------- ----------

NET ASSETS
 AVAILABLE FOR
 BENEFITS, END
 OF YEAR.......... $263,343,327  $134,943,188  $7,804,774  $53,800,357 $25,979,371  $7,506,612  $12,057,759  $21,251,266 $       --
                   ============  ============  ==========  =========== ===========  ==========  ===========  =========== ===========

                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993
- --------------------------------------------------------------------------------


                                                    Bond      Interest      Equity      Equity                  Equity   Unallocated
                                     Common        Index       Income       Income       Index     Balanced     Growth     Assets -
                         Total        Stock         Fund        Fund         Fund         Fund       Fund        Fund       SESCO
                      ------------ ------------  ----------  -----------  -----------  ---------- ----------- ---------- -----------
NET ASSETS AVAILABLE
 FOR BENEFITS,
 BEGINNING OF YEAR... $296,092,807 $217,594,728  $3,436,726  $55,083,409  $19,977,944  $       -- $        -- $        -- $       --

ADDITIONS:
 Income:
   Dividends.........   35,836,166   33,604,092     423,529           --      706,185     140,377     254,434     707,549         --
   Interest:
    Investments......    3,273,071       46,118      15,023    3,211,930           --          --          --          --         --
    Loans............        5,119        1,649         223          611          567         410         537       1,122         --
                      ------------ ------------  ----------  -----------  -----------  ---------- ----------- ----------- ----------
      Total income...   39,114,356   33,651,859     438,775    3,212,541      706,752     140,787     254,971     708,671         --

 Contributions:
   Participating
    employees'
    savings..........   40,827,788   19,038,739   1,834,461    5,259,402    3,028,615   2,137,451   3,739,795   5,789,325         --
   Employer-corporations
    (less forfeitures
    of $107,671).....   12,181,860    5,461,248          --           --           --          --          --          --  6,720,612
                      ------------ ------------  ----------  -----------  -----------  ---------- ----------- ----------- ----------
    Total contri-
     butions.........   53,009,648   24,499,987   1,834,461    5,259,402    3,028,615   2,137,451   3,739,795   5,789,325  6,720,612

 Net appreciation
  (depreciation) in
  fair value of
  investments........   10,965,168    7,482,528    (196,755)          --    2,702,941     176,624     184,035     615,795         --
                      ------------ ------------  ----------  -----------  -----------  ---------- ----------- ----------- ----------
    Total additions..  103,089,172   65,634,374   2,076,481    8,471,943    6,438,308   2,454,862   4,178,801   7,113,791  6,720,612

DEDUCTIONS:
 Distributions to
  withdrawing
  participants.......   22,913,358   16,781,570     147,481    3,604,761    1,448,460     166,899     385,540     378,647         --
 Interest expense
  and other fees
  (Note 3)...........   24,955,941   24,868,371          48       87,299          223          --          --          --         --
                      ------------ ------------  ----------  -----------  -----------  ---------- ----------- ----------- ----------
    Total deductions.   47,869,299   41,649,941     147,529    3,692,060    1,448,683     166,899     385,540     378,647         --

TRANSFERS FOR
 REINVESTMENTS --
 Net.................           --   (2,505,597)  1,218,598  (14,394,678)  (2,384,385)  2,881,901   6,593,813   8,590,348         --
                      ------------ ------------  ----------  -----------  -----------  ---------- ----------- ----------- ----------

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF
 YEAR................ $351,312,680 $239,073,564  $6,584,276  $45,468,614  $22,583,184  $5,169,864 $10,387,074 $15,325,492 $6,720,612
                      ============ ============  ==========  ===========  ===========  ========== =========== =========== ==========

                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Employees' Thrift Plan of the Texas Utilities Company System (Plan) is provided for general information purposes only. Reference is made to the Plan document for more complete information.

     General - The Plan is a defined contribution plan established by Texas
     -------
Utilities Company and its subsidiaries (Employer-corporations). In 1990, the Plan was amended to establish a leveraged employee stock ownership provision. (See Note 3.) The Employees' Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and manages the assets of the Plan. The Plan was again amended effective as of January 1, 1993. Such amendments to the Plan, among other things, established a pre-tax funding feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The plan is intended to be a participant directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporation after meeting certain requirements is entirely voluntary.

     The Plan includes seven investment options, or funds:

       . Common Stock of Texas Utilities Company (Common Stock) -- invests exclusively in Common Stock of Texas Utilities Company (Company);
       . Investment Grade Bond Index Fund (Bond Index Fund) -- purchases units in the Vanguard Bond Index Fund (Total Bond Market Portfolio);
       . Interest Income Fund -- invests in fixed-rate contracts with insurance companies and other financial institutions;
       . Equity Income Fund -- purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities;
       . Equity Index Fund -- purchases units in the Fidelity U. S. Equity Index Portfolio, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
       . Balanced Fund -- purchases units in the Phoenix Balanced Fund Series, which consists primarily of investments in common stock and fixed income securities; and
       . Equity Growth Fund -- purchases units in the IDS New Dimensions Fund (Class Y), which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions.

     Eligibility, Participation and Employee Savings - Any regular employee of
     -----------------------------------------------
an Employer-corporation is eligible to participate in the Plan after completion of at least six months of service prior to the date the employee's participation is to be effective. An eligible employee has completed six months of service after completing at least 500 hours of service during any six-month period.

     Under the Plan, except as limited by law, a participating employee may invest, through pre-tax salary deferrals (Salary Deferrals) or after tax payroll deductions (Payroll Deductions) each payroll period, a specified amount ranging from 1% to 6% of regular salary or wages (Basic Employee Savings). Participants electing the maximum Basic Employee Savings investment may also invest, through Salary Deferrals or Payroll Deductions each payroll period, an additional 1% to 10% of regular salary or wages (Supplemental Employee Savings).

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS - Continued
- -------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN - (continued)

     Employer Matching Contributions - Matching contributions to participant
     -------------------------------
accounts by the Employer-corporations are made based on the participants' Basic Employee Savings and years of service as follows:

                 Less than 10 years.....................  40%
                 10 years but less than 25 years........  50%
                 25 years or more.......................  60%

     No employer contributions are made with respect to Supplemental Employee Savings.

     Investment of Funds - All employer matching contributions, except as
     -------------------
provided below, are invested in Common Stock of the Company; however, each participant has the following expanded options with respect to the investment of Basic and Supplemental Employee Savings:

     100% in Common Stock;
     100% in Bond Index Fund;
     100% in Interest Income Fund;
     100% in Equity Income Fund;
     100% in Equity Index Fund;
     100% in Balanced Fund;
     100% in Equity Growth Fund; and
     Multiples (in 10% increments) of the investment options listed above.

     A participant may change selected investment options for Employee Savings as often as once a quarter by liquidating the investments attributable to Basic and Supplemental Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

     A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant's employer contributions account (reduced by amounts previously so diversified) in the same proportion as the participant may diversify such Basic and Supplemental Employee Savings. At age 60, a participant may annually diversify up to 50% of such employer contributions account (reduced by amounts previously so diversified).

     Unit Values - Participants do not have beneficial ownership in specific
     -----------
securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

     Voting of Common Stock - Each participant may give the Trustee confidential
     ----------------------
written instructions with respect to the voting, at any meeting of shareholders, of the Common Stock allocated to the participant's account. Effective January 1, 1993, the unallocated Common Stock held in the stock bonus component of the Plan may be voted by the Trustee in its discretion unless otherwise directed pursuant to a voting procedure agreement. Prior to January 1, 1993, the Trustee was required to vote any unallocated Common Stock, as well as any Common Stock held in a participant's account where the Trustee had not received written voting instructions from the participant at least ten days prior to the date of the meeting at which the vote was to be taken, provided that

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS - Continued
- -------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN -- (continued)

unallocated Common Stock held in the stock bonus component of the Plan would be voted by the Trustee, to the extent permitted by law, in the same proportion as the Common Stock allocated to participants' accounts was voted. There was no change in the voting requirements for allocated shares where the Trustee was not provided voting instructions by the participant.

     Withdrawal from the Plan - A participant may withdraw a portion of Basic
     ------------------------
and Supplemental Employee Savings without necessitating a total withdrawal from the Plan and may exercise the limited privilege of partial withdrawal at any time after twelve months of participation in the Plan. Partial withdrawal may be in any amount up to 90% of the current value of the participant's Basic and Supplemental Employee Savings, or 90% of market value, whichever is less. A further partial withdrawal by a participant may not be made until after the expiration of twelve months following the last previous partial withdrawal.

     In the event of a partial withdrawal, such amount will be paid to the participant in cash or in shares of Common Stock to the extent such stock is held in the participant's account for Basic and Supplemental Employee Savings, at the option of the participant. No partial withdrawal may be made of Elective Deferrals, Rollover Contributions, Employer matching contributions, or income from such deferrals or contributions. A participant may repay to the Trustee the amounts of any partial withdrawal made after January 1, 1976, at any time. Partial withdrawal by a participant does not terminate participation in the Plan.

     A participant may withdraw entirely from the Plan at any time even though the participant continues in the employ of an Employer-corporation, except that Elective Deferrals and Rollover Contributions cannot be withdrawn until age 59-1/2. Following total withdrawal, an employee will be ineligible to contribute payroll deductions to the Plan for a period of twelve months. Total withdrawal is also effected upon termination of employment. In the event of total withdrawal, that portion of the participant's account which was derived from Basic and Supplemental Employee Savings will be distributed in full to the participant or, in case of death, to the participant's beneficiary. However, if a participant, upon termination of employment, does not consent to a distribution of all accounts, and the aggregate value of such accounts exceeds $3,500, such accounts shall be liquidated and reinvested to be held in an interest bearing account until distribution.

     In the event of total withdrawal due to participant's retirement or due to permanent and total disability or death of the participant, that portion of the participant's account which was derived from employer matching contributions will also be distributed in full to the participant or, in case of death, to the participant's beneficiary.

     In the event of total withdrawal by a participant who continues in the employ of an Employer-corporation or terminates employment due to reasons other than those discussed above, that portion of the participant's account which was derived from employer matching contributions shall be distributed to the participant only to the extent shown in the following Vesting Schedule which is dependent upon the participant's years of service:

             Years of                        Percentage of Total
             Service                       Employer Contributions
             --------                      ----------------------

             Under 3 ......................          None
                3    ......................           30%
                4    ......................           40%
                5    ......................           60%
                6    ......................           80%
                7    ......................          100%

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS - Continued
- -------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN - (continued)

     Participants making withdrawals, other than partial withdrawals, may choose from the following optional forms of payment: (a) shares of Common Stock and/or publicly traded Fund units (to the extent permitted by the Fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of
(a) and (b).

     After a distribution in accordance with the above Vesting Schedule, any remainder of employer matching contributions in the participant's account is forfeited and used by the Employer-corporation to reduce the amount of future employer contributions.

     In the event of a total withdrawal made after January 1, 1976, by a participant who is not 100% vested, the participant may repay to the Plan the amount of such distribution at any time prior to the close of the Plan Year in which the participant has completed five consecutive Break-in-Service years and any amounts previously forfeited will be restored to the participant's account.

     Participants may borrow a portion of their vested 401(k) account balance and repay such amount according to a predetermined schedule. In addition, participants may, after meeting certain qualifications as defined by the Internal Revenue Service (IRS), withdraw a portion of their vested 401(k) account balance based on a hardship qualification.

     Federal Income Taxes - The Company has been advised by the IRS that the
     --------------------
Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust established thereunder is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code.

     Based on the Code and regulations issued pursuant thereto:

     (a) Employer contributions under the Plan, and dividends, interest and other income from Trust Assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (b) Basic and Supplemental Employee Savings made by Payroll Deduction are not deductible on the participant's federal income tax return.

     (c) Basic and Supplemental Employee Savings which are Employee Elective Deferrals reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (d) Partial withdrawal of employee savings which were contributed to the Plan through Payroll Deductions prior to January 1, 1987, represent a return of employee savings and are not taxable to the participant when withdrawn. Partial withdrawals of employee savings which were contributed to the Plan through Payroll Deductions after December 31, 1986, are considered to include, for income tax purposes, an amount of taxable income.

     (e) A total withdrawal generally results in taxable income to the participant equal to the gross distribution less Basic and Supplemental Employee Savings made by Payroll Deduction. However, if the total withdrawal meets the lump sum distribution requirements of the Code,
         (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS - Continued
- -------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN - (concluded)

         will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

     (f) The taxable amount of a total or partial withdrawal may generally be rolled over to an Individual Retirement Account (IRA) or other qualified plan and payment of taxes may thereby be deferred, subject to automatic income tax withholding of twenty percent (20%) on amounts not distributed in Common Stock.

     (g) The taxable amount of an account, subject to total and partial withdrawal provisions, can be transferred directly to an IRA or other qualified plan and payment of taxes may thereby be deferred.

     Participants are encouraged to determine the effect on their federal income tax liability of receiving distributions from the Plan.

     Other Events -- The Employee Stock Ownership Plan of the Texas Utilities
     ------------
Company System (ESOP) was terminated on December 31, 1988. The ESOP had all remaining assets transferred to the Plan on November 29, 1993. In addition, the Savings Plan and Trust Agreement for Employees of Southwestern Electric Service Company (SESCO Plan) was merged into the Plan effective January 1, 1994. However, the SESCO Plan was actually liquidated and all remaining assets were transferred to the Plan on December 29, 1993. Such assets were invested by individual participants effective January 4, 1994. Included in money market funds of the Plan for the year 1993 was $6,720,612 reflecting such SESCO assets. Neither event had a material effect on the Plan.

     Amendment, Modification, Suspension and Termination -  It is the intention
     ---------------------------------------------------
of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon thirty days notice.

     In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Basic and Supplemental Employee Savings or employer contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Valuation of Investment Securities - Participant investments in Common
     ----------------------------------
Stock, Bond Index Fund, Equity Income Fund, Equity Index Fund, Balanced Fund and Equity Growth Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund insurance contracts and the financial institution investment contracts are valued at contract value, which approximates fair value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants.

     Distributions Payable to Participants -- In 1993, the Plan changed its
     -------------------------------------
method of accounting for distributions payable to participants to comply with the 1993 AICPA Audit and Accounting Guide, "Audits of

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS - Continued
- -------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (concluded)

Employee Benefit Plans". The new guidance requires that benefits payable to participants who have withdrawn from participation in a defined contribution plan remain as a part of the net assets available for benefits rather than be recorded as a liability of the Plan. The effect of this change in accounting did not materially increase net assets available for benefits.

     Expenses - All costs and expenses of the Plan and its administration,
     --------
except expenses incurred in the acquisition or disposition of investments, are paid by the Employer-corporations.

     Reclassification - Certain financial statement items for 1993 have been
     ----------------
reclassified to conform to the 1994 presentation.

3.   LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

     In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 in the form of a note payable from an outside lender and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 1994 and 1993, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The note payable is collateralized by 6,071,386 unallocated shares held by the Trustee at December 31, 1994.

     The LESOP shares are held by the Trustee until released and allocated to participants' accounts proportionally based on current debt service payments including interest to total debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. The number of LESOP shares released and allocated to participant accounts during the 1994 plan year was 231,865 and 263,758, respectively, and during the 1993 plan year was 231,865 and 225,014, respectively.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS -- Concluded
- -------------------------------------------------------------------------------

4.   UNIT VALUES

     Units in each fund at December 31, 1994 and 1993, and net asset value per unit, are presented below. Net asset value per share for Common Stock excludes amounts for the market value of unreleased LESOP shares and the related note payable. The Common Stock at December 31, 1994 includes 1,303 shares to be allocated to individual accounts. The Common Stock at December 31, 1993 included 19,994 shares to be allocated to individual accounts and 31,893 shares to be allocated through the Employer-corporations funding obligation in the subsequent period.

                                                   1994         1993
                                                -----------  -----------

   Common Stock:
      Number of shares                            5,682,017    4,864,191
      Net asset value per share*                     $33.55       $44.50

   Bond Index Fund:
      Number of units                               851,120      637,438
      Net asset value per unit                       $ 9.17       $10.33

   Interest Income Fund:
      Number of units                            11,786,176   10,728,790
      Net asset value per unit                       $ 4.56       $ 4.24

   Equity Income Fund:
      Number of shares                              825,054      658,055
      Net asset value per share                      $31.49       $34.32

   Equity Index Fund:
      Number of shares                              420,649      287,543
      Net asset value per share                      $17.85       $17.98

   Balanced Fund:
      Number of shares                              771,707      626,753
      Net asset value per share                      $15.62       $16.57

   Equity Growth Fund:
      Number of shares                            1,511,632    1,027,864
      Net asset value per share                      $14.06       $14.91

- -------------------
*The calculation of net asset value per share for Common Stock includes the value of the LESOP note net of the value of the unallocated LESOP shares.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
- ---------------------------------------------------------------------------
SCHEDULES
- ---------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1994
- -------------------------------------------------------------------------------

                      Description of Investment,
Identity of Issuer,   Including Collateral, Rate of
Borrower, Lessor, or  Interest, Maturity Date, Shares,
Similar Party         Units, Par or Maturity Value        Cost        Fair Value
- --------------------  ----------------------------    -------------   ------------

COMMON STOCK

Common Stock
- ------------

Texas Utilities
Company*              11,752,100 shares                $407,385,748   $376,067,206

Money Market Funds
- ------------------

Mellon Bank, N.A.*    Cash management fund -
                      357,044 units                         357,044        357,044

Other
- -----
Participant Loans
Receivable            1,448,229 units                     1,448,229      1,448,229
                                                       ------------   ------------
     TOTAL COMMON STOCK                                $409,191,021   $377,872,479
                                                       ------------   ------------

BOND INDEX FUND

Vanguard Bond Index
Fund Group            851,120 units                    $  8,112,880   $  7,522,604

Participant Loans
Receivable            157,942 units                         157,942        157,942
                                                       ------------   ------------
     TOTAL BOND INDEX FUND                             $  8,270,822   $  7,680,546
                                                       ------------   ------------


INTEREST INCOME FUND

Value of Interest in Pooled Separate Accounts
- ---------------------------------------------

Allstate Life
Insurance
Company              Contract No. GA-5019,             $  1,113,801   $  1,113,801
                     9%, due 1996

Allstate Life
Insurance
Company              Contract No. GA-5101,                4,180,627      4,180,627
                     8.75%, due 1996

Allstate Life
Insurance
Company              Contract No. GA-5138,                2,147,476      2,147,476
                     8.55%, due 1996

Allstate Life
Insurance
Company              Contract No. GA-5183,                2,091,345      2,091,345
                     8.53%, due 1996

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
- ---------------------------------------------------------------------------
SCHEDULES
- ---------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1994 -
- --------------------------------------------------------------------------------
(continued)
- -----------

                      Description of Investment,
Identity of Issuer,   Including Collateral, Rate of
Borrower, Lessor, or  Interest, Maturity Date, Shares,
Similar Party         Units, Par or Maturity Value        Cost        Fair Value
- --------------------  ----------------------------    -------------   ------------
Commonwealth Life
Insurance Company     Contract No. ADA00241 FR,        $  1,680,651   $  1,680,651
                      9.10%, due 1995

Equitable Life
Assurance Company     Contract No. AC-6571-90,            2,925,270      2,925,270
                      9.45%, due 1995

Hartford Life
Insurance Company     Contract No. GA-9190,               2,120,285      2,120,285
                      8.80%, due 1997

Hartford Life
Insurance Company     Contract No. GA-9260,               2,549,780      2,549,780
                      7.92%, due 1997

Hartford Life
Insurance Company     Contract No. GA-9283,               1,964,676      1,964,676
                      7.57%, due 1997

Hartford Life
Insurance Company     Contract No. GA-8888,               1,612,395      1,612,395
                      9.18%, due 1995

Metropolitan Life
Insurance Company     Contract No. GAC-18567-B,           2,246,128      2,246,128
                      9.35%, due 1998

Metropolitan Life
Insurance Company     Contract No. 18563-B,               2,036,680      2,036,680
                      8.45%, due 1998

Ohio National Life
Insurance Company     Contract No. GA-5367,               3,151,472      3,151,472
                      8.12%, due 1997

Principal Mutual Life
Insurance Company     Contract No. 4-1498,                1,242,645      1,242,645
                      6.50%, due 1997

Provident National
Assurance Company     Contract No. 027-05094,             3,028,376      3,028,376
                      7.86%, due 1997

Provident National
Assurance Company     Contract No. 027-05094-02A,         2,393,003      2,393,003
                      7.60%, due 1997

Travelers
Insurance Company     Contract No. GR15815,               1,064,874      1,064,874
                      8.42%, due 1997

Travelers
Insurance Company     Contract No. GR-15713,              3,256,432      3,256,432
                      8.59%, due 1996

Wells Fargo           Contract No. 343504624,             2,448,243      2,448,243
                      9.86%, due 1995
                                                       ------------   ------------
    Total Value of Interest in Pooled Separate
      Accounts                                           43,254,159     43,254,159

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
- ---------------------------------------------------------------------------
SCHEDULES
- ---------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1994 -
- -------------------------------------------------------------------------------
(concluded)
- -----------

                      Description of Investment,
Identity of Issuer,   Including Collateral, Rate of
Borrower, Lessor, or  Interest, Maturity Date, Shares,
Similar Party         Units, Par or Maturity Value        Cost        Fair Value
- --------------------  ----------------------------    -------------   ------------

Money Market Funds
- ------------------

Mellon Bank, N.A.*    Cash management fund -           $  5,704,179   $  5,704,179
                      5,704,179 units

United States Government Obligations
- ------------------------------------

FNMA                  4,254,598 units                  $  3,890,589   $  3,890,589

Other
- -----
Participant Loans
Receivable            496,456 units                    $    496,456   $    496,456
                                                       ------------   ------------

     TOTAL INTEREST INCOME FUND                        $ 53,345,383   $ 53,345,383
                                                       ------------   ------------

EQUITY INCOME FUND

Fidelity Equity -
Income Fund           825,054 units                    $ 23,701,735   $ 25,329,111

Participant Loans
Receivable            326,338 units                         326,338        326,338
                                                       ------------   ------------
     TOTAL EQUITY INCOME FUND                          $ 24,028,073   $ 25,655,449
                                                       ------------   ------------
EQUITY INDEX FUND

Fidelity Equity
Index Fund            420,649 units                    $  7,085,832   $  7,113,169

Participant Loans
Receivable            219,629 units                         219,629        219,629
                                                       ------------   ------------
     TOTAL EQUITY INDEX FUND                           $  7,305,461   $  7,332,798
                                                       ------------   ------------
BALANCED FUND

Phoenix Balanced Fund 771,707 units                    $ 12,249,406   $ 11,444,419

Participant Loans
Receivable            369,074 units                         369,074        369,074
                                                       ------------   ------------
     TOTAL BALANCED FUND                               $ 12,618,480   $ 11,813,493
                                                       ------------   ------------

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
- ---------------------------------------------------------------------------
SCHEDULES
- ---------

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1994 -
- -------------------------------------------------------------------------------
(concluded)
- -----------

                      Description of Investment,
Identity of Issuer,   Including Collateral, Rate of
Borrower, Lessor, or  Interest, Maturity Date, Shares,
Similar Party         Units, Par or Maturity Value        Cost        Fair Value
- --------------------  ----------------------------    -------------  -------------
EQUITY GROWTH FUND

IDS New Dimensions
Fund                  1,511,632 units                  $ 20,942,352   $ 20,089,580

Participant Loans
Receivable            627,008 units                         627,008        627,008
                                                       ------------   ------------
     TOTAL EQUITY GROWTH FUND                          $ 21,569,360   $ 20,716,588
                                                       ------------   ------------
                 TOTAL ALL FUNDS                       $536,328,600   $504,416,736
                                                       ============   ============
*Party-in-Interest

INDEPENDENT AUDITORS' REPORT

Employees' Thrift Plan Committee
Employees' Thrift Plan of the
 Texas Utilities Company System:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of the Texas Utilities Company System (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at December 31, 1994, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Dallas, Texas
June 26, 1995

                      -----------------------------------

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                               EMPLOYEES' THRIFT PLAN OF THE
                                               TEXAS UTILITIES COMPANY SYSTEM


                                               By     /s/ Peter B. Tinkham
                                                 -------------------------------
                                                   Peter B. Tinkham, Secretary
                                                Employees' Thrift Plan Committee



June 28, 1995

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-59961 of Texas Utilities Company on Form S-8 of our report dated June 26, 1995, appearing in this 1994 Annual Report on Form 11-K of the Employees' Thrift Plan of the Texas Utilities Company System for the year ended December 31, 1994.

DELOITTE & TOUCHE LLP

Dallas, Texas
June 26, 1995